CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

03045063

December 1, 2003

United States Securities
and Exchange Commission
Washington, D.C. 20549

SUPPL

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

RECEIVED
DEC 08 2003

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

j:\mjk\ltrs\sec-ltr.doc

dlw 12/11

CI Funds

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIX **FOR IMMEDIATE RELEASE**

CI Funds announces portfolio manager changes

TORONTO (November 3, 2003) – CI Mutual Funds Inc. ("CI") today announced portfolio management changes to nine Synergy mutual funds, effective immediately.

The changes follow the acquisition of Synergy Asset Management Inc. by CI on October 6, 2003, and reflect the departure from CI of former Synergy portfolio managers Andrew McCreath and Suzann Pennington and CI's decision to end Synergy's sub-advisory relationships with Pictet International Management Ltd. and Thornburg Investment Management, Inc.

"With these portfolio management changes, we have combined Synergy's strong franchise with CI's existing pool of talented and experienced managers," said Peter W. Anderson, President and Chief Executive Officer. "These moves strengthen CI's lineup, which is one of the strongest in Canada across every asset class and management style."

Mr. Anderson said CI intends to continue to use the Synergy name. "We will be positioning the Synergy brand to represent the Canadian and global momentum funds and the multi-style, multi-manager funds that are an important part of the Synergy lineup. These funds will be under the direction of long-time Synergy portfolio managers David Picton and Michael Mahoney."

Today's portfolio changes are as follows:

- David Picton, Senior Vice-President, Portfolio Management with CI's Synergy Funds group, replaces Andrew McCreath as lead manager of Synergy Canadian Growth Class. Mr. Picton also manages Synergy Canadian Momentum Fund.
- Kim Shannon, President of Sionna Investment Managers Inc. and lead manager of CI Canadian Investment Fund, replaces Suzann Pennington as manager of Synergy Canadian Value Class.
- James Dutkiewicz, Vice-President, Portfolio Management with CI's Signature Funds group, becomes portfolio manager of Synergy Canadian Short-Term Income Class, replacing Ms. Pennington, and of Synergy Global Short-Term Income Class, replacing Michael Mahoney, Vice-President, Portfolio Management with CI's Synergy Funds group. Mr. Dutkiewicz is also portfolio manager of Signature Corporate Bond Fund. Mr. Mahoney continues as manager and co-manager of several Synergy equity funds.
- Eric Bushell replaces Ms. Pennington as manager of Synergy Canadian Income Fund. Mr. Bushell, Chief Investment Officer of CI's Signature Funds group and Senior Vice-President, Portfolio Management of CI, will manage the fund with the assistance of Signature portfolio managers Ben Cheng and Mr. Dutkiewicz. Mr. Bushell is also portfolio manager of the award-winning Signature Select Canadian Fund and Signature Dividend Fund.

CI Funds® **News Release**

- John Hock, Chief Investment Officer of Altrinsic Advisors, LLC ("Altrinsic") and manager of CI Global Value Fund, assumes the management of Synergy Global Value Class, replacing William Fries of Thornburg Investment Management ("Thornburg").
- Ms. Shannon of Sionna and Robert Tattersall, President of Howson Tattersall Investment Counsel Ltd. and manager of CI Canadian Small Cap Fund, become co-managers of Synergy Canadian Style Management Class and Synergy Tactical Asset Allocation Fund, replacing Mr. McCreath and Ms. Pennington. Mr. Dutkiewicz also becomes a co-manager of Synergy Tactical Asset Allocation Fund. Mr. Picton and Peter Hodson, who is now Vice-President, Portfolio Management in CI's Signature Funds group, continue as co-managers of these two funds.
- Mr. Hock of Altrinsic and William Priest of Steinberg, Priest & Sloane Capital Management, LLC become part of the management team of the Synergy Global Style Management Class, replacing Michael McLaughlin of Pictet International Management and Mr. Fries of Thornburg. Continuing in their roles as co-managers of this fund are Mr. Picton and Mr. Mahoney of CI and Jim Gendelman and Tom Marsico of Marsico Capital Management, LLC.

The changes indirectly affect the Synergy Global Value RSP Fund and the Synergy Global Style Management RSP Fund, whose underlying funds are Synergy Global Value Class and Synergy Global Style Management Class, respectively.

CI is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned investment management company with approximately $37.5 billion in fee-earning assets as of October 31, 2003. CI has the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, segregated funds and hedge funds. CI is on the Web at www.cifunds.com.

-30-

For further information, contact:
Peter W. Anderson
President and CEO
CI Mutual Funds Inc.
Tel.: 416-364-1145

Fonds CI®

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.cifunds.com

Communiqué

Pour diffusion immédiate **Symbole TSX : CIX**

Fonds CI annonce des changements de gestionnaires de portefeuille

TORONTO (le 3 novembre 2003) – CI Mutual Funds Inc. (« CI ») a annoncé aujourd'hui des changements dans la gestion de portefeuille de neuf Fonds mutuels Synergy, avec effet immédiat.

Les changements font suite à l'acquisition de Synergy Asset Management Inc. par CI le 6 octobre 2003 et reflètent le départ de CI des anciens gestionnaires de portefeuille Synergy Andrew McCreath et Suzann Pennington et la décision de CI de mettre un terme aux relations de sous-consultation avec Pictet International Management Ltd. et Thornburg Investment Management, Inc.

« Avec ces changements dans la gestion de portefeuille, nous avons combiné la franchise solide de Synergy avec le groupe de gestionnaires talentueux et expérimentés déjà existants de CI », a déclaré Peter W. Anderson, président et chef de la direction. « Ces changements renforcent la gamme de CI, qui est l'une des plus solides au Canada à travers toutes les catégories d'actif et les styles de gestion. »

M. Anderson a déclaré que CI avait l'intention de continuer à utiliser le nom de Synergy. « Nous utiliserons la marque de Synergy pour représenter les fonds momentum canadiens et mondiaux et les fonds multi-gestionnaires et multi-styles qui constituent une part importante de la gamme de Synergy. Ces fonds seront sous la direction des gestionnaires de portefeuille de longue date de Synergy David Picton et Michael Mahoney. »

Les changements actuels de gestionnaires de portefeuilles sont les suivants :

- David Picton, premier vice-président, gestion de portefeuille avec le Groupe de Fonds Synergy de CI, remplace Andrew McCreath à titre de gestionnaire principal de la Catégorie croissance canadienne Synergy. M. Picton gère aussi le Fonds momentum canadien Synergy CI.
- Kim Shannon, présidente de Sionna Investment Managers Inc. et gestionnaire principale du Fonds de placements canadiens CI, remplace Suzann Pennington à titre de gestionnaire de la Catégorie valeur canadienne Synergy.
- James Dutkiewicz, vice-président et gestionnaire de portefeuille pour le groupe de Fonds Signature de CI, devient le gestionnaire de portefeuille pour la Catégorie revenu à court terme canadien Synergy, remplaçant Mme Pennington et pour la Catégorie revenu à court terme mondial Synergy, remplaçant Michael Mahoney, vice-président et gestionnaire de portefeuille pour le Groupe de Fonds Synergy. M. Dutkiewicz est aussi gestionnaire de portefeuille pour le Fonds d'obligations de sociétés Signature. M. Mahoney continuera à gérer et à co-gérer plusieurs fonds d'actions Synergy.

- Eric Bushell remplace Mme Pennington à titre de gestionnaire du Fonds revenu canadien Synergy. M. Bushell, directeur des placements du Groupe de Fonds Signature de CI et premier vice-président, gestion de portefeuille de CI, gèrera le Fonds avec l'aide des gestionnaires de portefeuille de Signature Ben Cheng et M. Dutkiewicz. M. Bushell est aussi gestionnaire des Fonds lauréats Canadien sélect Signature et Dividendes Signature.
- John Hock, directeur des placements de Altrinsic Advisors, LLC (« Synergy »)et gestionnaire du Fonds de valeur mondiale CI, assurera la gestion de la Catégorie valeur mondiale Synergy, remplaçant William Fries de Thornburg Investment Management (« Thornburg »).
- Mme Shannon et Robert Tattersall, président de Howson Tattersall Investment Counsel Ltd. et gestionnaire du Fonds de petites sociétés canadiennes CI, deviennent co-gestionnaires de la Catégorie gestion de style canadien Synergy et du Fonds de répartition tactique d'actifs Synergy, remplaçant M. McCreath et Mme Pennington. M. Dutkiewicz devient également un co-gestionnaire du Fonds de répartition tactique d'actifs Synergy. M. Picton et Peter Hodson, qui est maintenant vice-président, gestion de portefeuille dans le Groupe de Fonds Signature, continuent à co-gérer ces deux fonds.
- M. Hock et William Priest of Steinberg, Priest & Sloane Capital Management, LLC feront partie de l'équipe de gestion de la Catégorie gestion de style mondial Synergy, remplaçant Michael McLaughlin de Pictet International Management et M. Fries de Thornburg. M. Picton et M. Mahoney de CI et Jim Gendelman et Tom Marsico de Marsico Capital Management, LLC continuent leurs rôles de co-gestionnaires de ce Fonds.

Les changements affectent indirectement le Fonds RER valeur mondiale Synergy et le Fonds RER gestion de style mondiale Synergy, pour lesquels les fonds sous-jacents sont la Catégorie croissance mondiale Synergy et la Catégorie gestion de style canadien, respectivement.

CI est une filiale en propriété exclusive de CI Fund Management Inc. (TSX : CIX) qui est une société de gestion de placements indépendante, sous contrôle canadien, qui avait un actif sous gestion d'environ 37,5 milliards de dollars le 31 octobre 2003. CI offre le plus vaste choix de fonds de placement de l'industrie, y compris des fonds communs, des fonds spécifiques à un secteur d'activité, des fonds 100 % admissibles aux RER, des fonds distincts et des fonds de couverture. CI a un site Web à l'adresse www.cifunds.com.

-30-

Pour de plus amples renseignements, communiquez avec :
Peter W. Anderson
Président et chef de la direction
CI Mutual Funds Inc.
Tél.: 416-364-1145

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIX **FOR IMMEDIATE RELEASE**

CI Funds posts strong asset growth in October

TORONTO (November 3, 2003) – CI Fund Management Inc. reported today that the mutual and segregated fund assets of its wholly owned subsidiary CI Mutual Funds Inc. grew by 8.1% in October 2003 to $32.1 billion. CI's total fee-earning assets grew 7.6% to $37.5 billion.

The change was the result of strong performance by CI's mutual and segregated funds, whose assets grew by 2.8%, and the acquisition of Synergy Asset Management Inc., which closed on October 6 and added $1.575 billion in mutual fund assets to CI.

During the month, CI had net redemptions of $21 million, consisting of net redemptions of long-term funds of approximately $10 million and net redemptions of money market funds of approximately $11 million. These totals include the Synergy funds.

"Global markets provided excellent returns for our unitholders in October, increasing our optimism for the upcoming RSP season," said Stephen A. MacPhail, Executive Vice-President, Chief Operating Officer and Chief Financial Officer of CI Fund Management Inc.

Synergy fund assets have increased 5% since the acquisition was announced on August 22, 2003. Synergy's operations were integrated into those of CI during October, while Synergy's administrative systems are expected to be converted to CI's platform later this month.

"The integration has been smoother than expected, allowing CI to realize the cost synergies of the transaction almost immediately," said Mr. MacPhail. "In addition, we anticipate that the operating costs being charged to the Synergy funds' unitholders will decline significantly once all operations are centralized onto CI's system."

In other matters, CI management is continuing to examine the merits of converting the company to an income trust structure. No formal proposal has been made to CI's Board of Directors, nor have any decisions been made by CI management.

"We are considering ways of increasing the after-tax returns to our shareholders," said Mr. MacPhail. "CI produces significant levels of cash flow and could be a good candidate for an income trust structure."

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned investment management company with the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, segregated funds and hedge funds. CI is on the Web at www.cifunds.com.

This press release contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information, contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
CI Fund Management Inc.
Tel.: 416-364-1145

Fonds CI®

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.cifunds.com

Communiqué

Pour diffusion immédiate **Symbole TSX : CIX**

Forte croissance de l'actif de Fonds CI en octobre

TORONTO (le 3 novembre 2003) – CI Fund Management Inc. est heureuse d'annoncer aujourd'hui que l'actif des fonds commun de placement et des fonds distincts de CI Mutual Funds Inc., sa filiale en propriété exclusive, s'est accru de 8,1 % en octobre 2003 pour s'établir à 32,1 milliards de dollars. Le total des actifs facturables de CI a augmenté de 7,6 % pour atteindre 37,5 milliards de dollars.

Ces changements résultent du rendement élevé des fonds communs de placement et des fonds distincts de CI, dont la valeur des actifs a progressé de 2,8 %, ainsi que de l'acquisition of Synergy Asset Management Inc. Conclue le 6 octobre dernier, cette opération a permis à CI d'enrichir l'actif de ses fonds communs de placement de 1,575 milliard de dollars.

Durant le mois précédent, CI a enregistré des rachats nets de 21 millions de dollars, correspondant au rachat net de capitaux à long terme d'une valeur approximative de 10 millions de dollars et au rachat net de fonds du marché monétaire d'une valeur approximative de 11 millions de dollars. Ces montants incluent les fonds de Synergy.

"Le marché mondial a fourni un excellent rendement à nos détenteurs d'unités en octobre dernier. Ces résultats nous permettent d'envisager la saison prochaine des régimes d'épargne-retraite avec un optimisme accru", a déclaré Stephen A. MacPhail, premier vice-président, directeur de l'exploitation et directeur des finances de CI Fund Management Inc.

L'actif du fonds Synergy a augmenté de 5 % depuis l'annonce de son acquisition, le 22 août 2003. CI a assimilé les activités de Synergy durant le mois d'octobre. Sa plate-forme devrait intégrer les systèmes administratifs de Synergy à la fin du présent mois.

"L'intégration s'est fait plus harmonieusement que prévu. Elle a permis à CI de réaliser presque immédiatement les synergies des coûts de la transaction", a précisé M. MacPhail. "De plus, nous prévoyons que les coûts d'exploitation exigés aux détenteurs d'unités du fonds Synergy chuteront de manière significative, après que le système de CI aura centralisé l'ensemble des activités."

Dans un autre ordre d'idées, la direction de CI continue d'examiner les avantages qui découleraient de sa conversion en société de gestion des fonds de titres à revenu fixe. Le conseil d'administration de CI n'a reçu aucune proposition officielle et la direction n'a pris aucune décision à cet égard.

"Nous envisageons des moyens d'augmenter le rendement net des placements au profit de nos actionnaires", a conclu M. MacPhail. "CI enregistre des rentrées de fonds importantes et pourrait

devenir une bonne candidate à la restructuration en société de gestion des fonds de titres à revenu fixe."

CI Fund Management Inc. (CIX à la Bourse de Toronto) est une société indépendante de gestion des placements sous contrôle canadien. Elle propose le plus vaste choix de fonds de placement de la profession, y compris des fonds communs, des fonds spécifiques à un secteur d'activité, des fonds mondiaux admissibles à 100 % aux REER, des fonds distincts et des fonds de couverture. Pour obtenir de plus amples renseignements, veuillez consulter le site Web de CI à l'adresse www.cifunds.com.

Le présent communiqué de presse renferme des énoncés prospectifs ayant trait à CI, y compris ses activités et sa stratégie commerciales, ainsi que sa situation et son rendement financiers. Bien que la direction les juge raisonnables, les attentes formulées explicitement ou implicitement par les énoncés prospectifs impliquent des risques et des incertitudes. Par conséquent, les résultats réels peuvent différer considérablement des énoncés formulés explicitement ou implicitement par les énoncés prospectifs. Parmi les facteurs qui pourraient causer un écart considérable entre les résultats réels et les prévisions figurent, entre autres, les facteurs économiques généraux et commerciaux, notamment les taux d'intérêt, la concurrence, les modifications à la réglementation gouvernementale ou aux lois fiscales, ainsi que d'autres facteurs cités dans les documents déposés périodiquement auprès des organismes de réglementation du commerce des valeurs mobilières.

Renseignements: Stephen A. MacPhail, premier vice-président, directeur de l'exploitation et directeur des finances, CI Fund Management Inc., tél. : 416 364-1145

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIX **FOR IMMEDIATE RELEASE**

CI Funds completes acquisition of Skylon Capital

TORONTO (November 7, 2003) – CI Fund Management Inc. ("CI") announced today that it has completed its acquisition of Skylon Capital Corp. ("Skylon"), a leader in labour-sponsored funds and structured products.

"CI has dramatically expanded its presence in these product categories through the acquisition of Skylon," said William T. Holland, CI's President and Chief Executive Officer.

"Skylon's strong and innovative group of labour-sponsored funds and structured products complements the existing lineup of mutual, segregated and hedge funds at CI. Along with the recent acquisition of Synergy Asset Management Inc., this transaction advances our position as the industry's leader in product choice."

Skylon manages $780 million in assets, consisting of the VentureLink Group of labour-sponsored funds and a series of structured products such as Skylon Capital Yield Trust, Skylon Global Capital Yield Trust and Skylon International Advantage Yield Trust.

CI now has $38.6 billion in fee-earning assets, including $32.4 billion in mutual and segregated funds.

CI paid $32,654,000 in cash for Skylon, including assumed liabilities. After using tax losses from Skylon, the effective purchase price is approximately $30 million.

Since the acquisition was announced on August 21, 2003, Skylon successfully brought to market the Convertible & Yield Advantage Trust. The offering closed on October 17, 2003, and raised $92.5 million. Skylon is planning to launch a new structured product later this year to be called the High Yield & Mortgage Plus Trust. It will have investment objectives of providing unitholders with a stable stream of tax-efficient monthly distributions yielding 7.5% and of preserving and enhancing the net asset value of the trust in order to return at least the original subscription price of the units to holders on or about December 31, 2014.

As of the closing of the acquisition, most operations of Skylon have been integrated into CI's operations, achieving cost synergies. CI will maintain Skylon as an independent subsidiary and continue to use the Skylon name. David R. McBain, Senior Vice-President of CI Mutual Funds Inc., has been appointed President and Chief Executive Officer of Skylon. Gordon A. McMillan, former chief executive officer of Skylon, is providing advisory services to CI with respect to the Skylon business.

CI Funds® **News Release**

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned investment management company with the industry's' broadest selection of investment funds, including mutual funds, segregated funds, labour-sponsored funds, structured products and hedge funds. CI is on the Web at www.cifunds.com.

This press release contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information, contact:
William T. Holland
President and CEO
CI Fund Management Inc.
Tel.: 416-364-1145

82-4994

Fonds CI®

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.cifunds.com

Communiqué

Pour diffusion immédiate **Symbole TSX : CIX**

Fonds CI conclut son acquisition de Skylon Capital

TORONTO (le 7 novembre 2003) – CI Fund Management Inc. (« CI ») a annoncé aujourd'hui qu'il a conclu son acquisition de Skylon Capital Corp. (« Skylon »), un chef de file dans le domaine des fonds des travailleurs et des produits structurés.

« CI a énormément accru sa présence dans ces catégories de produits à travers l'acquisition de Skylon, » a annoncé William T. Holland, président et chef de la direction de CI.

« Le groupe solide et innovateur de fonds des travailleurs et de produits structurés de Skylon complète la gamme de produits déjà existante de fonds communs, de fonds distincts et de fonds de couverture de CI. En parallèle avec l'acquisition récente de Synergy Asset Management Inc., cette transaction nous met en avant en tant que chef de file de l'industrie dans le choix des produits ».

Skylon gère 780 millions de dollars en actifs, qui consiste en le groupe de fonds des travailleurs VentureLink Group et en des séries de produits structurés, tels que Skylon Capital Yield Trust, Skylon Global Capital Yield Trust et Skylon International Advantage Yield Trust.

CI a maintenant 38,6 milliards d'actifs sous-gestion rapportant des commissions, y compris 32,4 milliards de dollars en fonds communs de placement et fonds distincts.

CI a payé 32 654 000 $ en liquidité pour acquérir Skylon, y compris la responsabilité des dettes. Après avoir utilisé les pertes fiscales de Skylon, le prix d'achat est d'environ 30 millions de dollars.

Depuis que l'acquisition a été annoncée le 21 août 2003, Skylon a mis la Fiducie convertible et à taux avantageux sur le marché avec succès. L'offre s'est clôturée le 17 octobre 2003 et a prélevée 92,5 millions de dollars. Skylon prévoit lancer un nouveau produit structuré (appelé High Yield & Mortgage Plus Trust) plus tard cette année. Il aura comme objectifs de placement de fournir aux porteurs de parts un flot de revenus de distributions à revenu mensuel fiscalement avantageux rapportant 7,5 % et de préserver et d'améliorer la valeur liquidative de la fiducie dans le but de remettre au minimum le prix des parts de la contribution initiale aux porteurs de parts le ou dans les environs du 31 décembre 2014.

Relativement à la clôture de l'acquisition, la plupart des opérations de Skylon ont été incorporées dans celles de CI, réalisant des synergies de coûts. CI gèrera Skylon comme une filiale indépendante et continuera à utiliser le nom de Skylon. David R. McBain, vice-président principal de CI Mutual Funds Inc., a été nommé président et chef de la direction de Skylon.

Gordon A. McMillan, ancien chef de direction de Skylon, fournira des services de conseil à CI en ce qui concerne les affaires de Skylon.

CI Fund Management Inc. (TSX : CIX) est une société de gestion indépendante, sous contrôle canadien, qui offre le plus vaste choix de fonds de placement de la profession, y compris des fonds communs, des fonds distincts, des fonds des travailleurs, des produits structurés et des fonds de couverture. CI a un site web à l'adresse www.cifunds.com.

Ce communiqué de presse contient des énoncés prévisionnels pour la société, y compris ses transactions professionnelles et sa stratégie ainsi que son rendement financier et sa situation. Bien que la direction croit que les prévisions reflétées dans ces communiqués d'énoncés provisionnels sont raisonnables, elles impliquent des risques et des incertitudes. Les résultats actuels peuvent différer concrètement de ceux exprimés ou suggérés par les communiqués d'énoncés prévisionnels. Les facteurs qui pourraient causer la différence entre les prévisions et les résultats actuels sont entre autres, les facteurs économiques généraux et commerciaux incluant le taux d'intérêt, la concurrence, les changements dans les réglementations gouvernementales ou dans les lois fiscales et d'autres facteurs mentionnés dans les documents archivés pertinents aux titres de placement des autorités réglementaires de temps à autre.

-30-

Pour de plus amples renseignements, communiquez avec :

William T. Holland
Président et chef de la direction
CI Fund Management Inc.
Tél. : 416 364-1145

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, November 14, 2003 - DDJ U.S. High Yield Fund (the "Fund") announced today its expected monthly distribution to unitholders. The distribution will consist of a return of capital.

Rate: $0.0625 per unit

Payable Date: December 15, 2003

Record Date: November 28, 2003

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

THIS IS ONLY AN ESTIMATE BASED ON CURRENT MARKET CONDITIONS AND IS SUBJECT TO CHANGES BASED ON THE ACTUAL FINANCIAL RESULTS FOR THE FUND.

For further information, contact:

David C. Pauli
Executive Vice-President, Fund Operations
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145

j:\cvb\funds\ddj\distrib\ddj-us\2003\november\press1114.dot

Mancini, formerly president and chief executive officer of Assante Canada, will become Chairman of Assante Canada.

"This powerful combination of Assante, CI and Sun Life will boost Assante's leadership position in Canada," said Mr. Mancini.

"We will leverage CI's proven expertise in technology and operational efficiency to strengthen Assante's infrastructure and enhance the services provided to our financial advisers and investors," Mr. Canavan said.

As a result of the three transactions, CI now has approximately 296 million shares outstanding and net debt of approximately $235 million.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned investment management company with the industry's broadest selection of investment funds, including mutual funds, segregated funds, labour-sponsored funds, structured products and hedge funds. CI is on the Web at www.cifunds.com.

This press release contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information, contact:
William T. Holland
President and CEO
CI Fund Management Inc.
Tel.: 416-364-1145

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.cifunds.com

Communiqué

Pour diffusion immédiate **Symbole TSX : CIX**

Fonds CI complète l'intégration des Fonds communs Synergy

TORONTO (25 novembre 2003) – CI Mutual Funds Inc. (« CI ») a annoncé aujourd'hui que toutes les fonctions administratives des Fonds communs Synergy ont été intégrées avec succès dans les opérations de CI.

À compter de lundi, tous les services administratifs pour les Fonds Synergy, y compris la tenue d'archives pour tous les comptes et le traitement de toutes les transactions, sont pris en main par CI.

Cette manœuvre signifie également que les porteurs de titres de CI et de Synergy peuvent maintenant effectuer des transferts à travers la plupart des fonds des deux familles, ce qui améliore de façon significative leurs choix de placement. Les opérations de Service à la clientèle des deux sociétés ont été fusionnées en octobre. Vous pouvez joindre le Service au 1 800 668-3528 ou à servicefrancais@cifunds.com.

« Les activités de Synergy ont été intégrées exceptionnellement vite et sans heurts » a déclaré Peter W. Anderson, président et chef de la direction de CI. « Avec les services administratifs de Synergy faisant maintenant partie de la plate-forme de CI, nous pouvons récolter une amélioration additionnelle des coûts, dont les résultats apparaîtront, selon nous, à travers des coûts d'exploitation plus faibles pour les fonds et leurs porteurs de parts. »

La société mère de CI, CI Fund Management Inc., a acquis Synergy Asset Management Inc. le 6 octobre 2003. Synergy Asset Management est maintenant fusionnée avec CI et, par conséquent, CI est maintenant le gestionnaire de portefeuille de tous les fonds qui étaient précédemment gérés par Synergy.

CI est une filiale en propriété exclusive de CI Fund Management Inc. (TSX : CIX) qui est une société de gestion de placements indépendante, sous contrôle canadien, qui gérait 55 milliards de dollars d'actifs rapportant des commissions au 24 novembre 2003. À travers ses principales filiales d'opération (CI Mutual Funds Inc., Assante Corporation et Skylon Capital Corp.,) CI offre une vaste gamme de choix de placement et de services, y compris une sélection sans égal de fonds de placement. CI est sur le Web à : www.cifunds.com

Ce communiqué de presse contient des énoncés prévisionnels pour la société, y compris ses transactions professionnelles et sa stratégie ainsi que son rendement financier et sa situation. Bien que la direction croit que les prévisions reflétées dans ces communiqués d'énoncés provisionnels sont raisonnables, elles impliquent des risques et des incertitudes. Les résultats actuels peuvent différer concrètement de ceux exprimés ou suggérés par les communiqués d'énoncés prévisionnels. Les facteurs qui pourraient causer la différence entre les prévisions et les résultats actuels sont entre autres, les facteurs économiques généraux et commerciaux incluant le taux d'intérêt, la concurrence, les changements dans les réglementations gouvernementales ou dans les lois fiscales et d'autres facteurs mentionnés dans les documents archivés pertinents aux titres de placement des autorités réglementaires de temps à autre.

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Fonds CI®

Communiqué

Pour de plus amples renseignements, veuillez communiquer avec :
Peter W. Anderson
Président et chef de la direction
CI Mutual Funds Inc.
416-364-1145

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbols: CIX, LMS **FOR IMMEDIATE RELEASE**

CI Funds and Assante announce final share and cash allocations

TORONTO (November 17, 2003) – CI Fund Management Inc. ("CI") and Assante Corporation ("Assante") today announced the final share and cash allocations related to the acquisition of Assante by CI, which closed on November 14, 2003.

Assante shareholders who elected to receive CI shares will be allocated $1.466034 in cash and 0.50586283 CI shares for each Assante share. Fractional shares will be converted to cash and paid to investors at $15.49 per CI share. Assante shareholders who elected to receive cash will receive $8.25 per Assante share.

In addition, Assante shareholders will receive one share in Loring Ward International Ltd. ("Loring Ward") for each Assante share held. Loring Ward was spun off from Assante prior to CI's acquisition to hold Assante's U.S. operations.

CI expects that the delivery of the CI shares, Loring Ward shares and cash will be substantially completed by November 24, 2003.

The offer was made for 90.9% of Assante shares, reflecting the fact that CI had acquired 9.1% of Assante for $62 million in cash prior to the announcement of the transaction. The total consideration to be paid to the remaining Assante shareholders consists of 38.69 million shares of CI and $152 million in cash. The total cash consideration to be paid by CI is $310 million, after including the retirement of Assante debt at closing and the cash paid for CI's 9.1% interest. Using the trading price for CI shares of $13.40 on the day prior to the announcement date, August 22, 2003, the total purchase price is $829 million. CI shares closed at $15.65 on November 14, 2003.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $55 billion in fee-earning assets as of November 14, 2003. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Capital Corp., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com.

Assante Corporation (TSX: LMS) is a leading provider of financial and life management products and services, tailored to each client's individual needs. Assante is on the Web at www.assante.com.

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For further information, contact:
Douglas J. Jamieson
Senior Vice-President
CI Mutual Funds Inc.
Tel.: (416) 364-1145

SKYLON
CAPITAL CORP.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending November 30, 2003

November 19, 2003 –Convertible & Yield Advantage Trust (TSX: CNV.UN) announces a distribution for the month ending November 30, 2003 of $0.1458 per Unit payable on December 3, 2003 to Unitholders of record as at November 28, 2003.

The Trust's investment objectives are: (i) to provide Unitholders with a stable stream of monthly distributions of $0.1458 per Unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per Unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust (the "NAV") in order to return at least the original subscription price of the Units ($25.00 per Unit) to Holders on or about October 31, 2013 (the "Termination Date").

Convertible & Yield Advantage Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Capital Corp.
416-364-1145
1-800-268-9374

j:\cvb\funds\skylon\distributions\nov03\rel-skylon-convert.doc

82-4994

SKYLON
CAPITAL CORP.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending November 30, 2003

November 19, 2003 – Skylon International Advantage Yield Trust (the "Trust") announces distributions for the month ending November 30, 2003 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A Units	Cdn$0.1042 Per Unit	November 28, 2003	December 3, 2003
Series B Units	US$0.0417 Per Unit	November 28, 2003	December 3, 2003

The Trust's investment objectives are: i) to provide holders of Units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A Unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per Unit), and US$0.0417 per Series B Unit (US$0.50 per annum to yield 5.00% on the initial subscription price of US$10 per Unit); and ii) to endeavour to preserve and enhance the net asset value of each series of Units of the Trust (the "NAV") in order to return at least the original subscription price of the Units to investors on or about December 31, 2013 (the "Termination Date").

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A Units (Cdn$) trade under the symbol SIA.UN and Series B Units (US$) trade under the symbol SIA.U.

For more information, please contact:

Skylon Capital Corp.
416-364-1145
1-800-268-9374

j:\cvb\funds\skylon\distributions\nov03\rel-skylon-intl.dot

SKYLON
CAPITAL CORP.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: SAX.UN **FOR IMMEDIATE RELEASE**

Saxon Diversified Value Trust Announces Distribution For Month Ending November 30, 2003

November 19, 2003 – Saxon Diversified Value Trust (TSX: SAX.UN) announces a distribution for the month ending November 30, 2003 of $0.0666 per Unit payable on December 3, 2003 to Unitholders of record as at November 28, 2003.

The Trust's investment objectives are (i) to provide Unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per Unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per Unit); and (ii) endeavour to preserve and enhance the net asset value of the Trust (the ''NAV'') in order to return at least the original subscription price of the Units ($10.00 per Unit) to Holders on or about December 31, 2012.

Saxon Diversified Value Trust is listed on The Toronto Stock Exchange under the symbol SAX.UN. To provide additional liquidity, Trust Units are also redeemable at the end of each calendar year for an amount equal to the net asset value per Unit.

For more information, please contact: Skylon Capital Corp.
416-364-1145
1-800-268-9374

j:\cvb\funds\skylon\distributions\nov03\rel-saxon.dot

SKYLON
CAPITAL CORP.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending November 30, 2003

November 19, 2003 –Skylon Global Capital Yield Trust (TSX: SLP.UN) announces a distribution for the month ending November 30, 2003 of $0.1510 per Unit payable on December 3, 2003 to Unitholders of record as at November 28, 2003.

The Trust's investment objectives are: i) to provide holders of Units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per Unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per Unit); and ii) to endeavour to preserve and enhance the net asset value of the Trust (the "NAV") in order to return at least the original subscription price of the Units ($25.00 per Unit) to Holders on or about July 31, 2012.

Skylon Global Capital Yield Trust is listed on The Toronto Stock Exchange under the symbol SLP.UN. To provide additional liquidity, Trust Units are also redeemable at the end of each calendar year for an amount equal to the net asset value per Unit.

For more information, please contact: Skylon Capital Corp.
416-364-1145
1-800-268-9374

J:\cvb\funds\skylon\distributions\nov03\rel-skylon-global.dot

SKYLON
CAPITAL CORP.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending November 30, 2003

November 19, 2003 –Skylon Global Capital Yield Trust II (TSX: SPO.UN) announces a distribution for the month ending November 30, 2003 of $0.1510 per Unit payable on December 3, 2003 to Unitholders of record as at November 28, 2003.

The Trust's investment objectives are: i) to provide holders of Units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per Unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per Unit); and ii) to endeavour to preserve and enhance the net asset value of the Trust (the "NAV") in order to return at least the original subscription price of the Units ($25.00 per Unit) to Holders on or about July 31, 2012.

Skylon Global Capital Yield Trust II is listed on The Toronto Stock Exchange under the symbol SPO.UN. To provide additional liquidity, Trust Units are also redeemable at the end of each calendar year for an amount equal to the net asset value per Unit.

For more information, please contact: Skylon Capital Corp.
416-364-1145
1-800-268-9374

82-4994

SKYLON
CAPITAL CORP.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending November 30, 2003

November 19, 2003 –Skylon Capital Yield Trust (TSX: SLN.UN) announces a distribution for the month ending November 30, 2003 of $0.1875 per Unit payable on December 3, 2003 to Unitholders of record as at November 28, 2003.

Skylon Capital Yield Trust's investment objectives are (i) to provide Unitholders with tax-effective monthly distributions of $0.1875 per Unit ($2.25 per Unit per year resulting in a 9% annual yield) consisting of capital gains and return of capital; and (ii) to return at least the original subscription price of $25 per Unit on or about April 30, 2007 by endeavouring to preserve and enhance the net asset value of the Trust.

Skylon Capital Yield Trust is listed on The Toronto Stock Exchange under the symbol SLN.UN. To provide additional liquidity, Trust Units are also redeemable at the end of each calendar year for an amount equal to the net asset value per Unit.

For more information, please contact: Skylon Capital Corp.
416-364-1145
1-800-268-9374

j:\cvb\funds\skylon\distributions\nov03\rel-skylon-capital.dot

SKYLON
CAPITAL CORP.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Exercises Over-Allotment Option

November 19, 2003 – Skylon Advisors Inc., the manager of Convertible & Yield Advantage Trust (the "Trust"), is pleased to announce that the Trust's agents, led by TD Securities Inc., CIBC World Markets Inc. and RBC Capital Markets have exercised the over-allotment option and acquired an additional 230,000 Units at Cdn$25 per Unit for gross proceeds of Cdn$5.75 Million. Including the over-allotment option, the Trust has now raised total gross proceeds of approximately Cdn$98.25 Million in connection with its initial public offering. Units of the Trust trade on the Toronto Stock Exchange under the ticker symbol CNV.UN.

The Trust's investment objectives are: (i) to provide Unitholders with a stable stream of monthly distributions of $0.1458 per Unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per Unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust (the "NAV") in order to return at least the original subscription price of the Units ($25.00 per Unit) to Holders on or about October 31, 2013 (the "Termination Date").

MFC Global Investment Management (Canada), a division of Elliott & Page Limited, a Manulife company (the "Investment Advisor") has been retained by the Manager as investment sub-advisor to the Trust to provide investment advisory and portfolio management services with respect to the Portfolio. The Investment Advisor actively manages the Portfolio. MFC Global Investment Management, with more than $69.7 billion in assets under management, provides investment advisory and portfolio management services to institutional clients and investment funds.

Units of the Trust may be redeemed on an annual basis at net asset value and are considered foreign property for RRSPs, RRIFs, RESPs and DPSPs.

For further information, please contact:

Skylon Capital Corp.
(416) 364-1145
1-800-268-9374

j:\cvb\funds\skylon\press release\cyat-over-allotment.dot

SKYLON CAPITAL CORP.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Exercises Over-Allotment Option

November 19, 2003 – Skylon Advisors Inc., the manager of Convertible & Yield Advantage Trust (the "Trust"), is pleased to announce that the Trust's agents, led by TD Securities Inc., CIBC World Markets Inc. and RBC Capital Markets have exercised the over-allotment option and acquired an additional 230,000 Units at Cdn$25 per Unit for gross proceeds of Cdn$5.75 Million. Including the over-allotment option, the Trust has now raised total gross proceeds of approximately Cdn$98.25 Million in connection with its initial public offering. Units of the Trust trade on the Toronto Stock Exchange under the ticker symbol CNV.UN.

The Trust's investment objectives are: (i) to provide Unitholders with a stable stream of monthly distributions of $0.1458 per Unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per Unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust (the "NAV") in order to return at least the original subscription price of the Units ($25.00 per Unit) to Holders on or about October 31, 2013 (the "Termination Date").

MFC Global Investment Management (Canada), a division of Elliott & Page Limited, a Manulife company (the "Investment Advisor") has been retained by the Manager as investment sub-advisor to the Trust to provide investment advisory and portfolio management services with respect to the Portfolio. The Investment Advisor actively manages the Portfolio. MFC Global Investment Management, with more than $69.7 billion in assets under management, provides investment advisory and portfolio management services to institutional clients and investment funds.

Units of the Trust may be redeemed on an annual basis at net asset value and are considered foreign property for RRSPs, RRIFs, RESPs and DPSPs.

For further information, please contact:

Skylon Capital Corp.
(416) 364-1145
1-800-268-9374

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIX **FOR IMMEDIATE RELEASE**

CI Funds completes the integration of the Synergy Mutual Funds

TORONTO (November 25, 2003) – CI Mutual Funds Inc. ("CI") today announced that all administrative functions for the Synergy Mutual Funds have been successfully integrated into CI's operations.

Effective Monday, all back-office operations for the Synergy Funds, including the record-keeping for all accounts and the processing of all transactions, are now being handled by CI.

This move also means that CI and Synergy securityholders may now switch among most funds within the two families, significantly enhancing their investment choices. Client service operations for the two companies were merged in October, and can be reached at 1-800-563-5181 or service@cifunds.com.

"Synergy's operations has been integrated exceptionally quickly and smoothly," said Peter W. Anderson, CI President and Chief Executive Officer. "With Synergy's back-office operations now part of the CI platform, we can reap additional cost efficiencies, which we expect to result in lower operating costs for the funds and their unitholders."

CI's parent company, CI Fund Management Inc., acquired Synergy Asset Management Inc. on October 6, 2003. Synergy Asset Management has now been amalgamated into CI and, as a result, CI is now the portfolio adviser to all funds that were previously advised by Synergy.

CI is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management company with approximately $55 billion in fee-earning assets as of November 24, 2003. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Capital Corp., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com.

This press release contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information, contact:
Peter W. Anderson
President and Chief Executive Officer
CI Mutual Funds Inc.
416-364-1145

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, November 28, 2003 - DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution to unitholders. The distribution will consist of a return of capital.

Rate:	$0.0625 per unit
Payable Date:	December 15, 2003
Record Date:	November 28, 2003

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact:

David C. Pauli
Executive Vice-President, Fund Operations
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145